Exhibit A

August 3, 2007

Nicholas P. Panos, Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Scopus Video Networks Ltd. Schedule 14D-9 Filed on July 16, 2007 File No. 005-81571

Dear Mr. Panos:

        In connection with the comments of the Division of Corporation Finance as set forth in your letter dated July 21, 2007, with respect to the above referenced filing of Scopus Video Networks Ltd. (the “Company”), the Company hereby acknowledges to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) the following:

—	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, SCOPUS VIDEO NETWORKS LTD. By: /s/ Yaron Simler —————————————— Yaron Simler Chief Executive Officer

Corporate Offices Scopus Network Technologies, Ltd. 10 Ha'amal St., P.O. Box 525, Rosh Ha'ayin 48092, Israel Tel: + 972-3-9007777, Fax: + 972-3-9007888 E-mail: info@scopus.net www.scopus.net	USA Scopus Inc. 12265 World Trade Drive, Suite G, San Diego, CA 92128 Tel: (858) 618-1600, Fax: (858) 618-1615 E-mail: info@scopususa.com www.scopususa.com